March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Soluna Holdings, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-294152)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m. Eastern Time on March 30, 2026, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

The Company hereby authorizes Daniel L. Forman or Steven E. Siesser, both of whom are attorneys with the Company’s outside legal counsel, Lowenstein Sandler LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Forman at (212) 419-5904, or in his absence, Mr. Siesser at (212) 204-8688.

Very truly yours,

SOLUNA HOLDINGS, INC.

By:	/s/ David C. Michaels
Name:	David C. Michaels
Title:	Chief Financial Officer